Exhibit 99.1

NEWS RELEASE

PRECISION DRILLING CORPORATION
ANNOUNCES MANAGEMENT AND OPERATIONAL UPDATE FOR
THE COMPLETION & PRODUCTION SERVICES SEGMENT

Calgary, Alberta, Canada – December 8, 2015

Precision announces the appointment of Darcy Falardeau as Vice President of Precision Well Servicing.  Darcy has over 30 years of operational and leadership experience with Precision and has held several management positions throughout the company, most recently as Vice President of our United States Completion and Production Services group, based in Houston, Texas.

Darcy will relocate to the Well Servicing Operations Center in Red Deer, Alberta, establishing it as our primary leadership, management and administrative center for well servicing, snubbing and coil tubing services. This will align us closer to our regional well servicing customer base, eliminate certain corporate overhead costs and improve the overall cost efficiency and operational competiveness of the business.

About Precision
Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, directional drilling services, well service and snubbing rigs, coil tubing services, camps, rental equipment, and water treatment units backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol "PD" and on the New York Stock Exchange under the trading symbol "PDS".

For further information, please contact:

Rob McNally, Executive Vice President & CFO

403.716.4771
403.716.4755 (FAX)

800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada  T2P 1G1
Website:  www.precisiondrilling.com